Mail Stop 4561

May 11, 2009

Carol K. Nelson
President and Chief Executive Officer
Cascade Financial Corporation
2828 Colby Avenue
Everett, WA 98201

**Re:	Cascade Financial Corporation**
Form 10-K
Filed March 13, 2009
File No. 000-25286

Dear Ms. Nelson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Allowance for Loan Losses/Nonperforming Loans, page 11

1.	We note your disclosure regarding the increase in non-performing loans. Further, we note the increase is primarily attributable to construction loans. Given the significant increase during 2008 (approximately $39 million), please tell us and revise your future filings to provide the following additional information regarding these loans:

- Discuss whether the increase in non-performing loans relates to a few large credit relationships or several small credit relationships or both; and
- If few large credit relationships make up the majority of your non-performing loans, discuss those relationships in detail, including:
  - General information about the borrower (i.e. residential homebuilder, commercial or residential land developer, etc.)
  - The type of collateral securing the loan;
  - The amount of total credit exposure outstanding;
  - The amount of the allowance allocated to the credit relationship; and
  - Why management believes the allowance for loan losses on the particular credit relationship is adequate to provide for losses that may be incurred.

- Provide us with your proposed future disclosure.

2. We note the large increase in your unallocated allowance during 2008. Please tell us and in future filings disclose the underlying reason(s) for the increase. Provide us with your proposed future disclosure.

Item 11. Executive Compensation

3. Please advise us why you have not provided the targets for net income, level of earnings per share, and return on equity. See Instruction 4 to Item 402(b) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions

4. In future filings, please state, if true, that the loans to insiders are on the same terms, etc., as loans made with persons not related to the bank. See Item 404 of Regulation S-K.

Exhibit 13

Notes to Consolidated Financial Statements
Note 1- Summary of Significant Accounting Policies
(d) Federal Home Loan Bank Stock, page 17

5. Please address the following regarding your disclosure regarding your investment in stock of the Federal Home Loan Bank of Seattle, including your statement that the stock is redeemable at par:

- Please revise your disclosures in future filings to discuss the regulatory order issued to the FHLB Seattle that generally requires approval prior to redeeming or paying dividends on common stock.

- Please refer to paragraph 8(i) of SOP 01-6 and revise your future filings to more clearly disclose your impairment policies for these investments. Clearly disclose how you determined this investment was not other than temporarily impaired as of the balance sheet date. Discuss the positive and negative factors you considered, including the fact that the FHLB Seattle is subject to a regulatory order that generally requires approval prior to redeeming or paying dividends on common stock, the fact that they have had a significant amount of losses prior to December 31, 2008, and that they had cumulative losses for the twelve months ended December 31, 2008.

- Provide us with your proposed future disclosure.

Note 12 Stockholders' Equity, page 32

6.   Please revise your future filings to provide more transparent footnote disclosure about the issuance of the Series A preferred stock and related warrants to Treasury. Please tell us and revise future filings to disclose the specific methods and assumptions used to determine the respective fair value for the preferred stock and the warrants for the purposes of allocating the proceeds.

Signatures

7.   Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

Form 8-K filed April 21, 2009

8.   We note your presentation here of "return on tangible equity" and "tangible book value per share."   Similarly, you present "return on average tangible common equity" in your Form 10-K and recent Form 10-Q. These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

- To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.
- To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.
- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Form 10-Q for the Period Ended March 31, 2009

Management's Discussion and Analysis, page 15

9.   In light of the significant activity within your allowance in recent periods, please revise your future interim filings to provide a tabular breakdown of the allocation of your allowance similar to that provided as of year end.

10.   Please address the following regarding your presentation of the two Efficiency Ratios on page 16, one of which is adjusted to exclude the $858,000 OTTI charge. This adjusted Efficiency Ratio does not appear to be based on the definition provided by your primary banking regulator, and therefore is considered to be a non-GAAP measure under Item 10(e) of Regulation S-K.

- It appears that this measure is being adjusted for recurring charges and therefore may be a prohibited measure under Item 10(e)(2) of Regulation S-K. Tell us how you considered the guidance of Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance available on our web-site in considered whether this measure is prohibited.

- If you are able to support that this measure is not prohibited, please revise your future filings to provide the disclosures required by Item 10(e)(1). Please clearly label this measure as non-GAAP and to reflect the fact that it is adjusted. Disclose how management uses the measure and why you believe the measure is useful to investors.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Livingston at 202-551-3448 or me at 202 551-3698 with any other questions.

Sincerely,

Mark Webb
Branch Chief
Financial Services Group